Evolve Transition Infrastructure LP

1360 Post Oak Blvd, Suite 2400

Houston, Texas 77056

March 26, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Evolve Transition Infrastructure LP Registration Statement on Form S-3 Filed March 19, 2021 File No. 333-254509

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Evolve Transition Infrastructure LP, a Delaware limited partnership, hereby requests acceleration of the effectiveness of the above-captioned registration statement to 4:00 p.m., Eastern Time, on March 31, 2021 or as soon as reasonably practicable thereafter.

If you have any questions regarding this request, please call Philip Haines of Hunton Andrews Kurth LLP at (713) 220-4329.

Very truly yours,

EVOLVE TRANSITION INFRASTRUCTURE LP

By: Evolve Transition Infrastructure GP LLC
its general partner

By: /s/ Charles C. Ward

Charles C. Ward

Chief Financial Officer & Secretary

cc:Philip Haines, Hunton Andrews Kurth LLP